Exhibit 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in millions)

(Unaudited)

		For the Years Ended December 31,					Three Months Ended March 31,
		2000	2001	2002	2003	2004	2004	2005
	TITLE
A)	Earnings (loss) from continuing operations before income taxes and minority interest	$652.0	$(1,330.0)	$306.0	$292.0	$746.0	$96.0	$78.0
B)	Minority interest benefit (expense), net of taxes	(228.0)	(139.6)	(118.0)	(111.0)	(62.0)	(14.0)	17.0
C)	Fixed charges excluding capitalized interest	1,150.6	1,254.6	1,093.9	1,028.6	941.9	242.0	217.8
D)	Amortization of previously capitalized interest	23.5	31.8	43.3	41.4	42.2	10.4	9.9
E)	Equity in undistributed earnings of affiliates	10.0	18.1	26.9	5.0	(15.3)	2.6	(7.2)

F)	Earnings (loss) from continuing operations before income taxes, and fixed charges	$1,608.1	$(165.1)	$1,352.1	$1,256.0	$1,652.8	$337.0	$315.5

	Fixed Charges
G)	Interest and amortization of debt expense	$937.8	$1,049.8	$891.1	$874.9	$840.0	$217.7	$197.8
H)	Interest factor attributable to rentals	72.2	75.8	87.8	86.6	86.3	21.0	19.5
I)	Preferred dividends of subsidiaries	140.6	129.0	115.0	67.1	15.6	3.3	0.5
J)	Capitalized interest	24.4	13.2	12.3	8.6	10.9	3.4	2.1

K)	Total fixed charges	$1,175.0	$1,267.8	$1,106.2	$1,037.2	$952.8	$245.4	$219.9

L)	Ratio of earnings to fixed charges	1.37		1.22	1.21	1.73	1.37	1.43

M)	Deficiency in earnings necessary to cover fixed charges		$(1,432.9)

Note: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.